# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONESTREAM, INC., CIK 0001889956
CUSIP: 68278B107
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, Michigan (MI), 48009
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-125758
Filed by CIK 0001642337

## Reporting persons
- William A. Koefoed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,051,384; shared voting power 0; sole dispositive power 2,051,384; shared dispositive power 0; aggregate amount beneficially owned 2,051,384 (3.8% of the class)

## Item 1. Issuer
Name of issuer: ONESTREAM, INC.
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, MI, 48009.

## Item 2. Person Filing
Name of person filing: This statement is filed by William A. Koefoed, also referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
c/o OneStream, Inc.
191 N. Chester Street
Birmingham, Michigan 48009
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page hereto.
Percent of class:
See response to Item 11 on the cover page hereto.

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by Mr. Koefoed as set forth in Item 9 on the cover page hereto by (b) the sum of (i) 51,456,091 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), outstanding as of December 31, 2024; (ii) 1,446,049 shares of Class D common stock, par value $0.0001 per share ("Class D Common Stock"), issuable upon redemption or exchange of the Common Units of OneStream Software LLC ("Common Units"); and (iii) 605,335 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2024. The aggregate number of shares of Class D Common Stock beneficially owned by Mr. Koefoed, which are issuable upon redemption or exchange of Common Units as set forth in clause (ii) of this note, are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Mr. Koefoed.
Sole power to vote or to direct the vote:
See response to Item 5 on the cover page hereto.

Such response represents (i) 1,270,924 shares of Class D Common Stock, held by Blazing Elk Management I, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units, together with the cancellation of an equal number of shares of Class C common stock, par value $0.0001 per share ("Class C Common Stock"); (ii) 175,125 shares of Class D Common Stock held by Blazing Elk Management II, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units, together with the cancellation of an equal number of shares of Class C Common Stock; and (iii) 605,335 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2024.

Such response assumes conversion of Class D Common Stock beneficially owned by Mr. Koefoed, which shares are issuable upon redemption or exchange of Common Units, into Class A Common Stock. Each share of Class D Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class D Common Stock will convert automatically into one share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation, (ii) death or incapacity (if the holder is a natural person), and (iii) the first trading day following the seventh anniversary of the Issuer's initial public offering.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page hereto.
Sole power to dispose or to direct the disposition:
See response to Item 7 on the cover page hereto.

Such response represents (i) 1,270,924 shares of Class D Common Stock, held by Blazing Elk Management I, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units, together with the cancellation of an equal number of shares of Class C Common Stock; (ii) 175,125 shares of Class D Common Stock held by Blazing Elk Management II, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units, together with the cancellation of an equal number of shares of Class C Common Stock; and (iii) 605,335 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2024.

Such response assumes conversion of Class D Common Stock beneficially owned by Mr. Koefoed, which shares are issuable upon redemption or exchange of Common Units, into Class A Common Stock. Each share of Class D Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class D Common Stock will convert automatically into one share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation, (ii) death or incapacity (if the holder is a natural person), and (iii) the first trading day following the seventh anniversary of the Issuer's initial public offering.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William A. Koefoed: /s/ William A. Koefoed, William A. Koefoed (02/13/2025)